Exhibit 2

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 www.denisonmines.com

PRESS RELEASE

DENISON CLOSES ARRANGEMENT WITH ROCKGATE CAPITAL CORP.

Toronto, ON – January 17, 2014… Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML) (NYSE MKT: DNN) is pleased to announce the closing of the previously announced acquisition of Rockgate Capital Corp. (“Rockgate”) by way of plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). The Arrangement was approved at a special meeting of Rockgate securityholders on January 15, 2014 and by the Supreme Court of British Columbia on January 16, 2014.

Pursuant to the Arrangement, Denison acquired all of the issued and outstanding common shares of Rockgate not previously owned by it for 0.192 of a Denison common share for each Rockgate common share acquired. In addition, pursuant to the Arrangement all Rockgate stock options terminated effective today.

Rockgate shareholders who have not yet done so are encouraged to tender any remaining Rockgate shares by contacting Computershare Investor Services Inc. toll free at 1-800-564-6253 or by email at corporateactions@computershare.com.

Denison is also pleased to announce the appointment of Mr. Tae-hwan Kim to the Board of Directors effective today. Mr. Kim replaces Mr. Eun-ho Cheong who has resigned from the Board to pursue his increased responsibilities at Korea Electric Power Company (“KEPCO”), an international electric power company headquartered in Korea and a significant shareholder of the Company. The Board would like to thank Mr. Cheong for his excellent contribution to Denison and wish him all the best in his future endeavours.

Mr. Kim is General Manager of Overseas Resources at KEPCO and has many years of expert experience managing both domestic and large overseas resource projects including management of Safety and Occupational Health. He has a degree in International Economics from the Pusan National University and an MBA from the Seoul National University in Korea.

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Namibia, Mongolia and Mali. Including the high grade Phoenix deposits, located on its 60% owned Wheeler project, Denison’s exploration project portfolio includes 46 projects and totals approximately 597,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J-Zone deposit on the Waterbury property. Both the Midwest and J-Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, an approximate 80% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture (“GSJV”) in Mongolia. In addition, Denison is owns 100% of the conventional uranium/copper/silver Falea project in Mali.

Denison is engaged in mine decommissioning and environmental services through its DES division and is the manager of UPC, a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

Ron Hochstein	(416) 979 – 1991 ext 232
President and Chief Executive Officer

Sophia Shane	(604) 689 – 7842
Investor Relations

Cautionary Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; the estimates of Denison’s mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licenses under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 13, 2013 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.